Exhibit 99.13

Royal Dutch Shell plc

Dividend Currency Election Form

I elect to receive any dividends paid on my “B” Shares in Royal Dutch Shell plc in euro instead of pounds sterling until further notice.

Full Name (in BLOCK capitals):

Account Number (see Note 1):

Address (see Note 2):

Signed:	Date:

Notes:

1. Your account number can be found on your enclosed form(s) of proxy or voting instruction form(s).
2. The address supplied here must match the address set out on your enclosed admission form(s).
3. This form allows you to elect to receive any dividends paid on your “B” Shares in euro instead of pounds sterling. The election is explained in paragraph 4.3 of Part 2 of the enclosed Scheme Document.
4. In the case of joint holders, an election by the senior shareholder who submits a dividend election form will be accepted to the exclusion of the dividend elections of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of the joint holding.
5. Please return this form to Lloyds TSB Registrars. Your form is already printed with the reply-paid address on the reverse. Simply complete and put the form in the post. However, if you prefer, the form may be sent in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 8882, The Causeway, Worthing, West Sussex, BN99 6SP. A postage stamp is not required if posted in the United Kingdom.
6. To be a valid election for the proposed Royal Dutch Shell 2005 second quarter dividend, this form must be received by Lloyds TSB Registrars not later than 5 pm on July 27, 2005.

RESPONSE LICENCE No.
SEA 8882

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6SP